Exhibit 99.1

Enlivex Issues Urgent Statement on Fraudulent News Dissemination

Ness-Ziona, Israel, Feb. 18, 2025 — Enlivex Therapeutics Ltd. (Nasdaq and TASE: ENLV, the “Company”), a clinical-stage macrophage reprogramming immunotherapy company, alerts investors and the public that a completely false and misleading report regarding the Company was intentionally published this morning by the website Tipranks.com claiming that the Company has suspended its stock trading due to an internal investigation. These reports are completely unfounded and constitute fake news. The Company continues to operate normally, and its shares continue to trade regularly on the Tel Aviv Stock Exchange and NASDAQ Stock Exchange without any interruption.

The Company unequivocally denies the claims made in this false report and urges investors to rely only on official communications from the Company, including press releases, filings with the U.S. Securities and Exchange Commission, and statements from verified Company channels.

“This is a blatant attempt to manipulate public perception and mislead investors,” said Oren Hershkovitz, the Company’s CEO. “We take this matter very seriously and will pursue all available legal actions against the individuals responsible, including the publishers of the false report and the hosting service of Tipranks.com. We are continuing to execute our operating plan and are excited about the potential of AllocetraTM to offer treatment solutions to tens of millions of osteoarthritis patients, who have very poor treatment alternatives today.”

Investors and stakeholders with concerns or questions are encouraged to contact Shachar Shlosberger, the Company’s CFO.

ABOUT ENLIVEX

Enlivex is a clinical stage macrophage reprogramming immunotherapy company developing Allocetra™, a universal, off-the-shelf cell therapy designed to reprogram macrophages into their homeostatic state. Resetting non-homeostatic macrophages into their homeostatic state is critical for immune system rebalancing and resolution of life-threatening conditions. For more information, visit http://www.enlivex.com.

Safe Harbor Statement: This press release contains forward-looking statements, which may be identified by words such as “expects,” “plans,” “projects,” “will,” “may,” “anticipates,” “believes,” “should,” “would”, “could,” “intends,” “estimates,” “suggests,” “has the potential to” and other words of similar meaning, including statements regarding expected cash balances, market opportunities for the results of current clinical studies and preclinical experiments, the effectiveness of, and market opportunities for, ALLOCETRATM programs. All such forward-looking statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that forward-looking statements involve risks and uncertainties that may affect Enlivex’s business and prospects, including the risks that Enlivex may not succeed in generating any revenues or developing any commercial products; that the products in development may fail, may not achieve the expected results or effectiveness and/or may not generate data that would support the approval or marketing of these products for the indications being studied or for other indications; that ongoing studies may not continue to show substantial or any activity; and other risks and uncertainties that may cause results to differ materially from those set forth in the forward-looking statements. The results of clinical trials in humans may produce results that differ significantly from the results of clinical and other trials in animals. The results of early-stage trials may differ significantly from the results of more developed, later-stage trials. The development of any products using the ALLOCETRATM product line could also be affected by a number of other factors, including unexpected safety, efficacy or manufacturing issues, additional time requirements for data analyses and decision making, the impact of pharmaceutical industry regulation, the impact of competitive products and pricing and the impact of patents and other proprietary rights held by competitors and other third parties. In addition to the risk factors described above, investors should consider the economic, competitive, governmental, technological and other factors discussed in Enlivex’s filings with the Securities and Exchange Commission, including in the Company’s most recent Annual Report on Form 20-F filed with the Securities and Exchange Commission. The forward-looking statements contained in this press release speak only as of the date the statements were made, and we do not undertake any obligation to update forward-looking statements, except as required under applicable law.

ENLIVEX CONTACT
Shachar Shlosberger, CFO
Enlivex Therapeutics, Ltd.
shachar@enlivexpharm.com

INVESTOR RELATIONS CONTACT
Dave Gentry, CEO
RedChip Companies Inc.
1-407-644-4256
ENLV@redchip.com